

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 21, 2015

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuag Road, Haidian District
Beijing 100088
People's Republic of China

> **Re:** **Ambow Education Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations

Year ended December 31, 2104 compared with year ended December 31, 2013

Net revenues, page 132, Tutoring, page 135, Career enhancement, page 137, and K-12 schools, page 138

1. We note from the last paragraph of page 106 and the second paragraph of page 112 that your revenues have declined materially in part because of "increasing requested refund from the students". Please explain for us how your revenues can be materially impacted by such request given your stated practice of not providing refunds. Explain for us whether refunds or credits or other adjustments were made for the benefit of dissatisfied students during each of the reporting periods, and if so tell us the terms of those refunds, credits or other adjustments.

2. Tell us and quantify for us and disclose the separate impact of each factor materially affecting your revenues. Quantify the impact of declining student enrollments and refunds to students. Quantify also as applicable any material impact on your revenues due to changing course fee rates.

3. Similarly, please quantify for us, and if material disclose the impact on your revenues and results of operations caused by your loss of control over several of your VIEs during the reporting periods.

Financial Statements

1. Organization and Principal Activities

c. Major subsidiaries and VIEs, page F-13

26. Deconsolidation, page F-53

4. Explain for us in reasonable detail how loss of confidence in your Group by personnel at Tiajin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement, and Jilin Tutoring resulted in your loss of control over these *legal subsidiaries* of your VIEs. Describe how such control was lost. We note that your VIEs own 100% of the legal equity of these four subsidiaries. Explain for us in detail the legal basis for the refusal by Tiajin Tutoring and Jilin Tutoring to provide you with financial statements. In this regard please tell us the following:

   - The circumstance surrounding the failure by Tiajin Tutoring and Jilin Tutoring to provide you with financial statements;
   - The extent to which each of the four subsidiaries continue to operate;
   - Quantify the impact of the loss of these subsidiaries on your revenues and results of operations;
   - Describe your efforts to maintain and to recover control of these subsidiaries of your VIEs;
   - Describe what legal recourse, if any, is available for you to regain control over these four deconsolidated subsidiaries of your VIEs; and
   - Explain for us why you have not regained such control.

   Please address all pertinent accounting literature in your response and tell us your basis for deconsolidating these four subsidiaries.

5. We note that your prior consolidation of Tiajin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement, and Jilin Tutoring was based on your conclusion that you controlled each of these four subsidiaries. It appears from your disclosures in prior filings that these four subsidiaries were governed and controlled in the same manner

by which your currently consolidated VIE subsidiaries are controlled. Explain to us management's consideration of this circumstance, the loss of control over the four subsidiaries, when concluding that the Company's current consolidation policy is appropriate with respect to its VIEs and similarly situated subsidiaries. Also, please tell us how your arrangements providing control over your currently consolidated subsidiaries differs from the arrangements that were in place over your deconsolidated VIE subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications